UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

E2open Parent Holdings, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
29788T 103
(CUSIP Number)
William Braverman ESQ
Neuberger Berman Group LLC
1290 Avenue of America
New York, NY 10104
Phone: 212-476-9035
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29788T 103	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Neuberger Berman Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,617,831 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,617,831 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,617,831 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	This amount includes 5,000,000 Shares obtainable upon exercise of Warrants held directly by NBOKS Master Fund and 5,140,000 Shares obtainable upon exercise of Warrants held directly by Sponsor.
(2)
This percentage is based on an aggregate 309,183,813 Shares outstanding, which is the sum of: (i) 299,043,813 Shares outstanding as of September 1, 2021, according to the current report on Form 8-K filed by the Issuer on September 3, 2021; plus (ii) 5,000,000 Shares issuable upon exercise of the Warrants held by NBOKS Master Fund; and (iii) 5,140,000 Shares issuable upon exercise of the Warrants held by Sponsor that the Reporting Person are deemed to beneficially own, each of (ii) and (iii) which have been added to the total Shares outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP NO. 29788T 103	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
Neuberger Berman Investment Advisers Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,617,831 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,617,831 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,617,831 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)	This amount includes 5,000,000 Shares obtainable upon exercise of Warrants held directly by NBOKS Master Fund and 5,140,000 Shares obtainable upon exercise of Warrants held directly by Sponsor.
(2)
This percentage is based on an aggregate 309,183,813 Shares outstanding, which is the sum of: (i) 299,043,813 Shares outstanding as of September 1, 2021, according to the current report on Form 8-K filed by the Issuer on September 3, 2021; plus (ii) 5,000,000 Shares issuable upon exercise of the Warrants held by NBOKS Master Fund; and (iii) 5,140,000 Shares issuable upon exercise of the Warrants held by Sponsor that the Reporting Person are deemed to beneficially own, each of (ii) and (iii) which have been added to the total Shares outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP NO. 29788T 103	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
Neuberger Berman Investment Advisers LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
41,617,831 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
41,617,831 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,617,831 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	This amount includes 5,000,000 Shares obtainable upon exercise of Warrants held directly by NBOKS Master Fund and 5,140,000 Shares obtainable upon exercise of Warrants held directly by Sponsor.
(2)
This percentage is based on an aggregate 309,183,813 Shares outstanding, which is the sum of: (i) 299,043,813 Shares outstanding as of September 1, 2021, according to the current report on Form 8-K filed by the Issuer on September 3, 2021; plus (ii) 5,000,000 Shares issuable upon exercise of the Warrants held by NBOKS Master Fund; and (iii) 5,140,000 Shares issuable upon exercise of the Warrants held by Sponsor that the Reporting Person are deemed to beneficially own, each of (ii) and (iii) which have been added to the total Shares outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP NO. 29788T 103	Page 5 of 7 Pages
Item 1.	Security and Issuer
Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on February 16, 2021, as amended by Amendment No. 1, filed by the Reporting Persons on June 1, 2021 (together with this Amendment No. 2, the “Schedule 13D”), relating to the Class A common stock (the “Shares”) of E2open Parent Holdings, Inc., a Delaware corporation (the “Issuer”), having its principal place of business at 9600 Great Hills Trail, Suite 300E, Austin Texas 78759. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms previously reported in the Schedule 13D or Amendment No. 1. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On September 1, 2021, all conditions to the closing of the Transaction (as defined in Amendment No. 1) were either satisfied or waived, and the Transaction closed (defined in Amendment No. 1 as the Completion).  Upon the Completion of the Transaction, the PIPE Financing was consummated and the Issuer issued 28,909,022 Shares to the PIPE Investors (including NBOKS Master Fund) at a price of $10.60 per Share, pursuant to the Subscription Agreements.  Specifically, NBOKS Master Fund purchased 2,452,831 Shares in the PIPE Financing at a price of $10.60 per share, for an aggregate subscription amount of $26,000,008.60.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 2 is incorporated by reference herein.

In connection with the Completion, on September 1, 2021, the Issuer, certain of BluJay’s existing stockholders (including certain affiliates of each of Francisco Partners and Temasek) and the parties to the existing Investor Rights Agreement dated February 4, 2021, including NBOKS Master Fund, entered into the A&R Investor Rights Agreement.  The A&R Investor Rights Agreement provides each of Francisco Partners and Temasek with the right to nominate one director to the Issuer’s board of directors (subject to certain conditions). The A&R Investor Rights Agreement also includes registration rights in respect of the Shares held by the equityholders party thereto. In addition, Francisco Partners, Temasek, and certain of the existing equityholders of the Issuer agreed to a six month “lock-up” restriction with respect to their Shares.

The foregoing description of the A&R Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the A&R Investor Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)          The aggregate number of Shares to which this Amendment No. 2 relates is 41,617,831, representing approximately 13.5% of the Securities outstanding. This amount includes: (i) 22,982,831 Shares held directly by NBOKS Master Fund; (ii) 870,000 Shares held directly by NBOKS Co-Invest; (iii) 5,000,000 Shares obtainable upon exercise of 5,000,000 Warrants held directly by NBOKS Master Fund; (iv) 7,625,000 Shares held directly by Sponsor; and (v) 5,140,000 Shares obtainable upon exercise of 5,140,000 Warrants held directly by Sponsor.

Each of the number of Shares and number of Warrants reported above as directly held by the Sponsor represent 50% of the total Shares and Warrants held directly by Sponsor, over which the Reporting Persons, through NBOKS Master Fund, share control and ownership 50/50 with CC.  Pursuant to Rule 13d-4 under the Act, each of the Reporting Persons disclaim beneficial ownership of the Shares and Warrants held by the Sponsor that are attributable to CC, and has excluded such Shares and Warrants from its reported beneficial ownership in this statement.  The filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person or any affiliate of a Reporting Person is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of the Shares or Warrants held directly by the Sponsor that are attributable to CC.

CUSIP NO. 29788T 103	Page 6 of 7 Pages
The percentage of beneficial ownership reported herein is based on an aggregate 309,183,813 Shares outstanding, which is the sum of: (i) 299,043,813 Shares outstanding as of September 1, 2021, according to the current report on Form 8-K filed by the Issuer on September 3, 2021; plus (ii) 5,000,000 Shares issuable upon exercise of the Warrants held by NBOKS Master Fund; and (iii) 5,140,000 Shares issuable upon exercise of the Warrants held by Sponsor that the Reporting Person are deemed to beneficially own, each of (ii) and (iii) which have been added to the total Shares outstanding pursuant to Rule 13d-3(d)(3) under the Act.

(b)          The Reporting Persons share with each other voting and dispositive power with respect to the 41,617,831 Shares reported as beneficially owned herein.  The Reporting Persons further share with CC voting and dispositive power with respect to the Shares and Warrants held directly by Sponsor. However, as noted above, pursuant to Rule 13d-4 under the Act, each of the Reporting Persons disclaim beneficial ownership of the Shares and Warrants held by the Sponsor that are attributable to CC, and has excluded such Shares from this statement.

(c)          The response to Item 3 of this Schedule 13D is incorporated by reference herein. Other than as set forth herein, no transactions in the Issuer’s securities have been effected by the Reporting Persons during the past 60 days.

(d)          Each of NBOKS Master Fund and NBOKS Co-Invest have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities reported herein that are managed on its behalf by NBIA.

(e)          Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The responses to Items 3 and 4 of this Amendment No. 2 are incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit J: Amended and Restated Investor Rights Agreement, dated as of September 1, 2021, by and among E2open Parent Holdings, Inc. and the other parties thereto (incorporated by reference to Exhibit 10.1 of the Issuer's current report on 8-K, filed with the SEC on September 3, 2021)

CUSIP NO. 29788T 103	Page 7 of 7 Pages
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman Group LLC

September 3, 2021	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers LLC

September 3, 2021	By:	/s/ Brad Cetron
Deputy General Counsel

Neuberger Berman Investment Advisers Holdings LLC

September 3, 2021	By:	/s/ Brad Cetron
Deputy General Counsel

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)